# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lyell Immunopharma, Inc., CIK 0001806952
CUSIP: 55083R203
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 201 Haskins Way,, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 07/25/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001580115

## Reporting persons
- Gates Frontier, LLC: type of reporting person: other (OO); citizenship or place of organization: Washington (WA); sole voting power 1,040,964; shared voting power 0; sole dispositive power 1,040,964; shared dispositive power 0; aggregate amount beneficially owned 1,040,964 (5.6% of the class)
  Comment: For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), all shares of the Common Stock, $0.0001 par value per share (the "Common Stock"), of Lyell Immunopharma, Inc. (the "Issuer") held by Gates Frontier, LLC ("Frontier") may be deemed to be beneficially owned by William H. Gates III as the sole member of Frontier.
  
  Item 11 is based on 14,808,006 shares of Common Stock outstanding as of May 30, 2025, as reported on the Issuer's Form S-3 filed on July 18, 2025, plus 3,753,752 shares of Common Stock issued by the Issuer on July 25, 2025, as reported on the Issuer's Form 8-K filed on July 25, 2025.
- William H. Gates III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,040,964; shared voting power 0; sole dispositive power 1,040,964; shared dispositive power 0; aggregate amount beneficially owned 1,040,964 (5.6% of the class)
  Comment: For purposes of Rule 13d-3 under the Exchange Act, all shares of the Common Stock of the Issuer held by Frontier may be deemed to be beneficially owned by William H. Gates III as the sole member of Frontier.
  
  Item 11 is based on 14,808,006 shares of Common Stock outstanding as of May 30, 2025, as reported on the Issuer's Form S-3 filed on July 18, 2025, plus 3,753,752 shares of Common Stock issued by the Issuer on July 25, 2025, as reported on the Issuer's Form 8-K filed on July 25, 2025.

## Item 1. Issuer
Name of issuer: Lyell Immunopharma, Inc.
Address of issuer's principal executive offices: 201 Haskins Way South San Francisco, CA, 94080

## Item 2. Person Filing
Name of person filing: Gates Frontier, LLC ("Frontier") and William H. Gates III ("WHG")
Address of principal business office or, if none, residence:
Frontier - 2365 Carillon Point, Kirkland, Washington 98033

WHG - 500 Fifth Avenue North, Seattle, Washington 98109
Citizenship:
Frontier is a limited liability company organized under the laws of the State of Washington.

WHG is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: See the responses to Item 11 on the attached cover pages.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement by and between Gates Frontier, LLC and William H. Gates III

## Signatures
- Gates Frontier, LLC: /s/ Alan Heuberger, Attorney-in-fact for Michael Larson, Manager (08/01/2025)
- William H. Gates III: /s/ Alan Heuberger, Attorney-in-fact (08/01/2025)
Comment: Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.2 to Gates Frontier, LLC's Schedule 13G with respect to KiOR, Inc. on October 31, 2013, SEC File No. 005-86313, and incorporated by reference herein.

Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.3 to Gates Frontier, LLC's Schedule 13G with respect to KiOR, Inc. on October 31, 2013, SEC File No. 005-86313, and incorporated by reference herein.